SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                              ----------------------

                                     FORM 6-K

                          REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                              Date: February 17, 2004

                          Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                           Doing Business as Rostelecom
                  (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                     (Address of principal executive offices)

         Registrant's telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X             Form 40-F   __
                                     ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes   __                  No   X
                                                        ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________







     On February 17, 2004, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") announced results for the first nine months of 2003 in accordance with International Financial Reporting Standards (IAS). A copy of the press release is attached hereto as
Exhibit 99.





                                 SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    February 17, 2004               By:   /s/ Vladimir I. Androsik
                                             ---------------------------------
                                         Name:  Vladimir I. Androsik
                                         Title: Deputy General Director -
                                                Finance Director






                             EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:


Exhibit Number            Description

      99. English translation of the press release announcing results for the first nine months of 2003 in accordance with International Financial Reporting Standards (IAS).




                                                                     Exhibit 99

Press-release                                                        ROSTELECOM
-------------------------------------------------------------------------------

   ROSTELECOM REPORTS 20.8% GROWTH IN NINE MONTHS 2003 CONSOLIDATED REVENUE,
          DRIVEN BY TRAFFIC GROWTH, STRONGER COMPETITIVE POSITION AND
                            SETTLEMENT SYSTEM REFORM

     Excluding the effect of the new settlement system introduction (Note A) consolidated revenue increased by 13.1%


     Moscow, February 17, 2004: Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia's national long-distance telecommunications operator, today announced results for the first nine months of 2003 based on the principles of International Financial Reporting Standards (IFRS):

     o Consolidated revenue for the first nine months of 2003 increased by 20.8% to USD 738.7 (Note B) million;
     o Excluding the effect of the introduction of the new settlement system, consolidated revenue totaled USD 691.6 million, an increase of 13.1% year-on-year. Non-consolidated revenue (excluding the effect of the new settlement system) amounted to USD 642.8 million, an increase of 8.5% year-on-year;
     o    Domestic long-distance traffic was up 17.3% year-on-year (Note C);
     o International outgoing traffic grew by 5.6%; while international incoming traffic grew by 28.7%;
     o First nine months 2003 operating income before amortization and depreciation and loss on disposal of property, plant and equipment (OIBDA) (Note D) amounted to USD 292.8 million, an increase of 9.8% year-on-year;
     o First nine months 2003 net profit amounted to USD 36.4 million compared to USD 90.9 million for the same period a year ago.

     Rostelecom's General Director Dmitry Yerokhin commented, "The positive trends that we experienced in the first half of 2003 strengthened going into the third quarter. We have stabilized the Moscow market, with increases in revenues and traffic from Moscow subscribers. Domestic long-distance traffic from regional markets continued to grow in double digits. Incoming international traffic demonstrated impressive growth accompanied by further increases in Rostelecom's market share."

     Vladimir Androsik, Rostelecom's Chief Financial Officer, added. "We are pleased to report that the new settlement system for domestic long-distance traffic transit was successfully introduced in the third quarter of 2003. Introduction of the new system led to a USD 47 million increase in revenue and USD 45 million increase in costs (payments to local operators). As we have stated, the new system is transparent, meets international standards and strengthens Rostelecom's competitive position."

     "OIBDA increased by 10%, OIBDA margin came to 40%. There was some pressure on operating costs mainly due to increases in non-cash items such as depreciation charges and loss on disposal of property plant and equipment, resulting from the Company's efforts to decommission analogue lines and other underperforming assets. It is important to note that, although these measures produced a negative effect on the profit and loss statement, they will lead to lower maintenance costs and higher cash flows in the future."


Financial highlights
--------------------------------------------------------------------------------
USD million                               9 mo 2003    9 mo 2002    % change,
                                                                      y-o-y
================================================================================
USD / RUR rate                              30.97        31.21
================================================================================
Inflation index applied to monetary          n/a         1.051
items
================================================================================
Revenue                                       739          612          21%
--------------------------------------------------------------------------------
Revenue (excluding the effect of the          692          612          13%
new settlement system)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Operating expenses                            675          515          31%
--------------------------------------------------------------------------------
Operating expenses (excluding the             630          515          22%
effect of the new settlement system)
--------------------------------------------------------------------------------
Depreciation                                  206          167          23%
--------------------------------------------------------------------------------
   Loss on disposal of property, plant         24            3         700%
   and equipment
--------------------------------------------------------------------------------
OIBDA                                         293          267          10%
--------------------------------------------------------------------------------
OIBDA Margin, %                                40%          44%
--------------------------------------------------------------------------------
Operating income                               64           96         -33%
--------------------------------------------------------------------------------
Operating Margin, %                             9%          16%
--------------------------------------------------------------------------------
Net profit                                     36           91         -60%
--------------------------------------------------------------------------------
Net Margin, %                                   5%          15%
--------------------------------------------------------------------------------


   Domestic Long-Distance (DLD) Services to Russian Subscribers and Operators Improving Market Position in Moscow and Stable Traffic Growth from Regional and Alternative Operators Resulted in Revenue Surge

     In August 2003 a transparent and efficient new settlement mechanism for domestic long-distance traffic transit was introduced. The new settlement mechanism moved Rostelecom and the regional operators to a direct payment system both for traffic transit through Rostelecom's network and for traffic termination through regional operators' networks. In accordance with IFRS principles, which require recognition of revenues and costs on the accrual basis, Rostelecom results for the first nine months of 2003 include the effect of the new system introduction effective as of July 1, 2003.

     Non-consolidated DLD revenues for the first nine months of 2003 amounted to USD 282.5 million, a year-on-year increase of 40.1%. Excluding the effect of the new settlement system, DLD revenue increased by 16.8% to USD 235.4 million. DLD traffic grew by 17.3% to 6,056.4 million minutes.

     DLD traffic from Russian operators increased by 19.1% to 5,098.5 million minutes. First nine months 2003 non-consolidated revenues from Russian operators for DLD traffic transit amounted to USD 196.9 million, a year-on-year increase of 56.2%. Excluding the effect of the new settlement system, revenue increased by 18.9% to USD 149.8 million (the effect amounted to USD 47.1 million). This strong performance was due to the positive revenue dynamics from both regional and alternative operators.

     2003 nine months DLD revenues from subscribers in Moscow increased by 13.2% to USD 85.6 million. This was accompanied by traffic growth of 8.7% over the same period a year ago to 957.9 million minutes. Tariff rebalancing for Moscow subscribers in May 2003, when peak-hour tariffs were decreased and off-peak hour rates increased, led to growth in traffic volumes and higher effective tariff for subscribers.


International Long Distance (ILD) Services to Russian Subscribers and Operators
  Competitive Pricing Strategy Boosts Traffic and Reverses ILD Revenue Decline

     Non-consolidated ILD revenues from Russian operators and subscribers for the first nine months of 2003 totaled USD 188.9 million, a year-on-year increase of 0.4%. Outgoing ILD traffic grew by 5.6% to 974.6 million minutes.

     2003 nine months non-consolidated revenues from Russian operators for ILD traffic transit amounted to USD 117.0 million, an increase of 6.1% year-on-year. Outgoing ILD traffic from Russian operators for the first nine months of 2003 increased by 8.3% to 722.3 million minutes. Traffic growth was partially offset by the reduction in settlement rates for alternative operators in line with Rostelecom's competitive pricing policy.

     2003 nine months ILD revenues from subscribers in Moscow declined by 7.6% year-on-year and totaled USD 71.9 million. ILD traffic from subscribers decreased by 1.6% to 252.3 million minutes.


      Incoming ILD Traffic Termination Services to International Operators
              New Commercial Approach Continues to Deliver Results

     Active cooperation with international operators continued to deliver results: incoming ILD traffic for the first nine months of 2003 surged by 28.7% to 877.5 million minutes, reflecting Rostelecom's growing market share.

     Revenues from international operators for the termination of incoming ILD traffic declined by 6.2% year-on-year to USD 90.5 million. This reflects the reduction in settlement rates compared to the first nine months of 2002 to increase competitiveness.

Non-consolidated traffic and revenue dynamics
--------------------------------------------------------------------------------
                                         9mo 2003     9mo 2002     9mo 2003 /
                                                                   9mo 2002, %
--------------------------------------------------------------------------------
DLD traffic
--------------------------------------------------------------------------------
   Traffic, mln min                      6,056.4       5,162.4       17.3%
   Revenue, USD mln                        282.5         201.6       40.1%
   Revenue (excluding the effect of
   the new settlement system), USD mln     235.4         201.6       16.8%
--------------------------------------------------------------------------------
Subscribers
   Traffic, mln min                        957.9         881.3        8.7%
   Revenue, USD mln                         85.6          75.6       13.2%
Local operators
   Traffic, mln min                      5,098.5       4,281.1       19.1%
   Revenue, USD mln                        196.9         126.0       56.2%
   Revenue (excluding the effect of
   the new settlement system), USD mln     149.8         126.0       18.9%
--------------------------------------------------------------------------------
Outgoing ILD traffic
--------------------------------------------------------------------------------
   Traffic, mln min                        974.6         923.1        5.6%
   Revenue, USD mln                        188.9         188.1        0.4%
--------------------------------------------------------------------------------
Subscribers
   Traffic, mln min                        252.3         256.4       -1.6%
   Revenue, USD mln                         71.9          77.8       -7.6%
Local operators
   Traffic, mln min                        722.3         666.7        8.3%
   Revenue, USD mln                        117.0         110.3        6.1%
--------------------------------------------------------------------------------
International operators
--------------------------------------------------------------------------------
   Traffic, mln min                        877.5         681.8       28.7%
   Revenue, USD mln                         90.5          96.4       -6.2%
--------------------------------------------------------------------------------


                        Consolidation Effect on Revenue

     The consolidated financial results of the first nine months of 2003 include third-party revenues of subsidiaries in the total amount of USD 48.8 million. Of this amount, USD 22.8 million (net of intercompany settlements) is due to the consolidation of RTComm.RU, while USD 23.1 million derives from revenues of RTC-Leasing.


                               Operating Expenses

     Operating expenses in the consolidated financial statements for the first nine months of 2003 totaled USD 675.0 million, a year-on-year increase of 31.0%. Excluding the effect of the new settlement system, operating expenses grew by 22.2% to USD 629.9 million. Operating expenses increased mainly due to growth in non-cash items: increased depreciation charges and loss on asset disposals, as well as a planned increase in staff costs and higher payments to operators, resulting from increased traffic.

     Payments to Russian operators increased by 153.1% to USD 90.1 million, excluding the effect of the new settlement system, payments grew by 26.5% to USD
45.0 million. This was due to the increased RTComm.RU's payments to third parties, the lower-than-normal payments to MGTS in the beginning of 2002, and the introduction of alternative satellite channels.

     Payments to international operators grew by 14.8% and amounted to USD 138.0 million. The increase in payments was driven by the growth in outgoing ILD traffic and increased effective settlement rates due to changes in the mix of outgoing traffic to more costly destinations.

     Staff costs for the first nine months of 2003 totaled USD 98.4 million, an increase of 24.4% year-on-year, due to salary increases for key professionals as well as efforts to bring average salaries to market level. At the same time the Company continued to reduce headcount. Headcount at September 30, 2003 was 27,200, versus 30,700 a year earlier.

     Effect of consolidation of RTC-Leasing on operating costs excluding depreciation and loss on disposal of PP&E totaled USD 11.8 million, while the effect produced by RTComm.RU was USD 17.4 million.

     As a result OIBDA totaled USD 292.8 million, an increase of 9.8% year-on-year.

     Non-cash loss on disposal of property, plant and equipment for the first nine months of 2003 totaled USD 23.5 million, a year-on-year increase of USD
20.6 million. This loss is associated with the decommissioning of analogue lines and other underperforming assets.

     Depreciation charges increased by 22.8% and amounted to USD 205.6 million. In the fourth quarter of 2002 the Company revised the terms of useful life of some of its assets and consequently started applying higher depreciation rates to those assets. There was also an additional depreciation charge of USD 7 million associated with the revision of the estimated remaining period of use of certain leased satellite channels, whose use was discontinued in early 2003.

     Thus, the first nine months 2003 operating income amounted to USD 63.7 million, a decrease of 33.9% year-on-year.


                               Other Income/Loss

     Other income/loss for the first nine months of 2003 amounted to USD 22.1 million compared to USD 44.6 million for the same period a year ago. This decline is due to the profit from the sale of 50% in Sovintel in September, 2002 in the amount of USD 56.5 million reported in the financial statements for the first nine months of 2002.

     At the same time, net interest expense decreased by 65.4% year-on-year to USD 3.8 million. The positive trend was due to a surge in short-term deposits.

     In the first half of 2003 Rostelecom restructured debt owed to the Ministry of Finance. The positive impact of this restructuring in the amount of USD 23.8 million was reported in the first nine months of 2003.

     Foreign  exchange  loss for the first nine months of 2003  decreased by USD
14.9 million and amounted to USD 0.4 million due to the strengthening of the Russian ruble against the dollar and Japanese yen, during the first nine months of 2003.


                                   Income Tax

     The income tax expense amounted to USD 26.2 million, a year-on-year decrease of 33.6%. The decrease in tax expense was caused by the growth in deferred tax benefit to USD 48.2 million mainly due to the above-mentioned increase in depreciation charges.


                               Minority Interest

     Minority interest amounted to USD 23.2 million, an increase of 119.1% year-on-year. This growth was due to an increase in RTC-Leasing's net profit.


                                   Net Income

     Consolidated net income for the first nine months of 2003 totaled USD 36.4 million, a decrease of 60.0% year-on-year.



--------------------------------------------------------------------------------
     Rostelecom will host a webcast of the first nine months 2003 results conference call today, Tuesday, February 17, beginning at 9 AM (Eastern US) / 2 PM (London) / 5 PM (Moscow). The webcast will be available both live, and for replay purposes, on the Investor Center of Rostelecom's website at www.rt.ru/en/icenter.
--------------------------------------------------------------------------------

Appendices:

     1.   Consolidated   profit  and  loss  statements  for  nine  months  ended
          September 30, 2002 and 2003 in USD;
     2. Condensed consolidated balance sheets as of December 31, 2002 and September 30, 2003 in USD.


     Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

     These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

     These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

     For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

     The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.


For further details please contact:

Anna Kareva
Director for public and investor relations
Tel.: + 7 095 973 9920
Fax: + 7 095 787 2850
e-mail: kareva@hq.rt.ru


APPENDICES

Appendix I

Consolidated Profit and Loss Statements for nine months ended September 30, 2002 and 2003 in USD (Note 1)
--------------------------------------- ---------- ---------- ----------
 USD million                             9mo 02     9mo 03     % change,
                                                                y-o-y
======================================= ========== ========== ==========
 USD / RUR rate                           31.21      30.97
======================================= ========== ========== ==========
 Inflation index applied to monetary
 items                                    1.051       n/a
======================================= ========== ========== ==========
 Revenue from local operators             277.6      363.4      30.9%
 Revenue from local operators
 (excluding the effect of the new
 settlement system)                       277.6      316.3      14.0%
     ILD                                  110.3      120.5       9.2%
     DLD                                  126.0      191.7      52.2%
     DLD (excluding the effect of the
     new settlement system)               126.0      144.6      14.8%
     Other (Note 2)                        41.3       51.2      23.9%
 Revenue from subscribers                 199.0      219.5      10.3%
     ILD                                   77.8       72.3      -7.1%
     DLD                                   75.6       86.0      13.8%
     Internet                              18.0       24.7      37.3%
     Other2                                27.6       36.4      31.8%
 Revenue from international operators     113.1      106.3      -6.0%
     Telephone                             96.5       90.9      -5.8%
     Telex, telegraph, etc                 16.6       15.4      -7.3%
 Other                                     22.0       49.6     125.5%
======================================= ========== ========== ==========
======================================= ========== ========== ==========
 Total revenue                            611.7      738.7      20.8%
======================================= ========== ========== ==========
======================================= ========== ========== ==========
 Total revenue (excluding the effect
 of the new settlement system)            611.7      691.6      13.1%
======================================= ========== ========== ==========
======================================= ========== ========== ==========
     Payments to international           (120.1)    (138.0)     14.8%
     operators
     Payments to Russian operators        (35.6)     (90.1)    153.1%
     Payments to Russian operators        (35.6)     (45.0)     26.5%
     (excluding the effect of the new
     settlement system)
     Wages, salaries, etc.                (79.2)     (98.4)     24.4%
     Taxes other than on income           (15.6)     (10.5)    -33.0%
     Bad debt (expense) / recovery         (5.8)     (10.9)     88.9%
     Other operating expenses             (88.7)     (98.0)     10.5%
======================================= ========== ========== ==========
======================================= ========== ========== ==========
 Total operating expenses before         (345.0)    (445.9)     29.2%
 depreciation and loss on disposal
 of PP&E
======================================= ========== ========== ==========
======================================= ========== ========== ==========
 Total operating expenses before
 depreciation and loss on disposal of
 PP&E (excluding the effect of the
 new settlement system)                  (345.0)    (400.8)     16.2%
======================================= ========== ========== ==========
======================================= ========== ========== ==========
 OIBDA                                    266.7      292.8       9.8%
--------------------------------------- ---------- ---------- ----------
--------------------------------------- ---------- ---------- ----------
 OIBDA Margin, %                           43.6%      39.6%
--------------------------------------- ---------- ---------- ----------
---- ---------------------------------- ---------- ---------- ----------
     Depreciation                        (167.4)    (205.6)     22.8%
     Loss on disposal of property,
     plant and equipment                   (2.9)     (23.5)    709.2%
======================================= ========== ========== ==========
======================================= ========== ========== ==========
 Total operating expenses                (515.3)    (675.0)     31.0%
======================================= ========== ========== ==========
======================================= ========== ========== ==========
 Total operating expenses (excluding
 the effect of the new settlement
 system)                                 (515.3)    (629.9)     22.2%
======================================= ========== ========== ==========
======================================= ========== ========== ==========
 Operating profit                          96.4       63.7     -33.9%
--------------------------------------- ---------- ---------- ----------
 Operating Margin, %                       15.8%       8.6%
--------------------------------------- ---------- ---------- ----------
     Net interest income (expense)        (11.1)      (3.8)    -65.4%
     Gain on restructured liabilities        -        23.8       n/a
     Income from Sovintel sale             56.5         -        n/a
     Foreign exchange (loss) / gain       (15.3)      (0.4)    -97.5%
     Other non-operating income (loss)     14.5        2.5     -82.9%
 Non-operating income (loss)               44.6       22.1     -50.5%
 Income before tax and minority
 interest                                 141.0       85.8     -39.1%
     Current tax charge                   (59.5)     (74.4)     25.0%
     Deferred tax benefit / (charge)       20.1       48.2     140.0%
 Income tax (expense) / benefit           (39.4)     (26.2)    -33.6%
 Income / (loss) after taxation           101.5       59.6     -41.3%
     Minority interest                    (10.6)     (23.2)    119.1%
======================================= ========== ========== ==========
======================================= ========== ========== ==========
 Net income / (loss)                       90.9       36.4     -60.0%
======================================= ========== ========== ==========

(Note 1)
     To calculate the dollar amounts of the profit and loss statements for the first nine months of 2002, inflated rubles as reported in the full version of the consolidated financial statements for the period were deinflated and translated into USD using average inflation indices and exchange rates except for non-monetary items (depreciation and loss on sale of property, plant and equipment) which were deinflated using historical inflation indices. Characteristics of economic position of the Russian Federation demonstrate that beginning January 1, 2003 its economy ceased to be hyperinflationary. Respectively, beginning January 1, 2003, the Group does not use provisions of IAS 29 "Financial Reporting in Hyperinflationary Economies", and all ruble figures in the official consolidated financial statements for the first nine months of 2003 have not been adjusted for inflation. To calculate the dollar amounts of the profit and loss statements for the first nine months of 2003, ruble amounts were translated into USD using exchange rate for the period.

                                9mo 2002      9mo 2003
Inflation index                   1.051          n/a
USD / RUR rate                    31.21         30.97


(Note 2)
     Beginning 2003 reported revenue for television and radio broadcasting transit was classified as other revenues from subscribers. Previously, this revenue had been classified as other revenues from local operators. In order to ensure comparability, figures in the profit and loss statements for the first nine months of 2002 were adjusted accordingly.



Appendix II

Condensed consolidated balance sheets as of December 31, 2002 and September 30, 2003 in USD (Note 1).
------------------------------------- ---------- ---------- ------------
                                      Dec. 31,   Sep. 30,    % change,
USD million                              02         03         y-o-y
------------------------------------- ---------- ---------- ------------
USD / RUR rate                          31.78      30.61
------------------------------------- ---------- ---------- ------------
ASSETS
------------------------------------- ---------- ---------- ------------
Non-current Assets                      1,811      1,831          1%
     Property, plant and equipment      1,629      1,518         -7%
Current Assets                            529        664         26%
     Accounts receivable, net             271        338         25%
        Bad debt provision                 77         75         -3%
     Short-term investments               144        170         18%
     Cash and cash equivalents            115        140         22%
------------------------------------- ---------- ---------- ------------
Total Assets                            2,340      2,495          7%
------------------------------------- ---------- ---------- ------------

------------------------------------- ---------- ---------- ------------
SHAREHOLDERS' EQUITY, MINORITY
INTEREST AND LIABILITIES
------------------------------------- ---------- ---------- ------------
Shareholder's equity                   1,430       1,443          1%
Minority interest                         88         115         30%
Current liabilities                      456         372        -18%
     Current portion of interest
     bearing loans                       143          69        -52%
     Short-term borrowings                48          84         74%
Non-current liabilities                  366         565         54%
     Interest bearing loans - net
     of current portion                   73         261        259%
     Deferred tax liabilities            285         288          1%
------------------------------------- ---------- ---------- ------------
Total Liabilities                        822         937         14%
------------------------------------- ---------- ---------- ------------
Total Shareholders' equity,            2,340       2,495          7%
Minority interest and Liabilities
------------------------------------- ---------- ---------- ------------
Net debt (note 2)                          5      105(Note 3)    n/a
------------------------------------- ---------- ---------- ------------

(Note 1)
     Balance sheets items at December 31, 2002 and June 30, 2003 were translated into USD using end-of-the-period exchange rates (31.78 at December 31, 2002 and 30.61 at September 30, 2003) except for non-monetary items (PP&E, long-term investments, inventory, minority interest, deferred taxes, share capital and retained earnings), which were translated into USD using historical exchange rates.

(Note 2)
     Net debt is calculated as the sum of interest bearing loans and short-term borrowings minus cash and cash equivalents and short-term investments.

(Note 3)
     The increase in net debt was due to the growth in RTC-Leasing's borrowings from third-parties.



NOTES:

(Note A)
     Rostelecom financial results for the first nine months of 2003 take into account the introduction of the new settlement system for domestic long-distance traffic transit in August 2003. In order to ensure comparability this press-release also contains comparable figures for the first nine months of 2003 in accordance with the old settlement system. Please also note that according to Resolution of the Russian Government settlements for domestic long-distance traffic transit between Russian operators are carried out based on the traffic in the preceding month. However, current month traffic is used for preparation of the financial statements based on the principles of IFRS. Thus, reported financial results for the first nine months of 2003 include the effect of the new settlement system introduction for three months commencing July 1, 2003.


(Note B)
     In  order to  ensure  comparability  of  Rostelecom's  performance  to peer companies, all absolute figures in the profit and loss statements and the balance sheets, included in the text of the press release as well as Appendices I and II, are stated in US dollars (USD). To calculate the dollar amounts of the profit and loss statements for the first nine months of 2002, inflated rubles as reported in the full version of the consolidated financial statements for the period were deinflated and translated into USD using average inflation indices and exchange rates except for non-monetary items (depreciation and loss on sale of property, plant and equipment) which were deinflated using historical inflation indices. Audited balance sheets items at December 31, 2002 were translated into USD using end-of-the-period exchange rate except for non-monetary items (PP&E, long-term investments, inventory, minority interest, deferred taxes, share capital and retained earnings), which were translated into USD using historical exchange rates. Characteristics of economic position of the Russian Federation demonstrate that beginning January 1, 2003 its economy ceased to be hyperinflationary. Respectively, beginning January 1, 2003, the Group did not use provisions of IAS 29 "Financial Reporting in Hyperinflationary Economies", and all ruble figures in the official consolidated financial statements for the first nine months of 2003 have not been adjusted for inflation. To calculate the dollar amounts of the consolidated financial statements for the first nine months of 2003, ruble amounts were translated into USD using average exchange rate (for P&L items) and end-of-the-period exchange rate (for monetary balance sheets items).


(Note C)
     The press release contains verified traffic data.


(Note D)
     OIBDA is a non-U.S. GAAP financial measure, which the Company defines as operating income before depreciation, amortization and loss on disposal of PP&E. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP.